May 30, 2007

Via EDGAR & Federal Express

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Storm Cat Energy Corporation
Registration Statement on Form S-1
Filed March 1, 2007, as amended
File No. 333-141002

Dear Mr. Schwall:

On behalf of Storm Cat Energy Corporation (“Storm Cat,” the “Company,” we” or “our”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) May 3, 2007 comment letter addressed to the undersigned (the “Comment Letter”), we are responding below to the Staff’s comments with respect to Storm Cat’s Form S-1 filed with the Commission on March 1, 2007 as amended on March 20, 2007, April 10, 2007 and April 30, 2007 (the “S-1”).  Our responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter.  The responses provided herein are based on discussions with, and information furnished by, Storm Cat and its advisors.

We believe our responses below are fully responsive to the Comment Letter and we would greatly appreciate your review of our analysis set forth in this letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1.                                       Comment:  The amended registration statement now purports to register the sales of common shares underlying both the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes.  Because you filed the registration statement on March 1, 2007, you may not now add securities that resulted from a subsequent offering on the same registration statement.

Response:  The Company believes and respectfully submits that the private placements of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes were both completed on January 19, 2007, prior to filing the Registration Statement on March 1, 2007.  Rule 152 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), provides as follows:

The phrase “transactions by an issuer not involving any public offering” in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.

The text of Rule 152 suggests that a public offering is deemed to commence upon the initial filing of the Registration Statement relating thereto.  However, it is unclear at what point in time a private placement is deemed “completed” for purposes of Rule 152.

In the Staff’s interpretation of Rule 152, the Staff has previously taken the position under Rule 152 in a number of “no action” letters that an otherwise valid private placement made in reliance on Section 4(2) and/or Regulation D need not be integrated with a subsequent public offering of the same or similar securities if the purchaser has completed its investment decision with regard to the private placement before the subsequent public offering is commenced, even if the public offering was contemplated at the time of the private offering. (1)  According to the Staff’s position in these no-action letters, a purchaser has completed its investment decision with regard to a private placement when the purchaser’s obligation to purchase the securities for the consideration set forth in a binding, duly executed investment agreement is subject only to conditions precedent not within the control of the purchaser.  Furthermore, as set forth in an SEC telephone interpretation (2), the Staff has previously held that in a private-investment, public equity transaction such as the transaction contemplated by the Company in the private placements of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes, and the Registration Statement filed on Form S-1, the Staff will not object if:

[A] company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staffs PIPEs

(1)           See The Equitable Life Assurance Society of the United States (publicly available February 20, 1992; Black Box, Inc. (publicly available June 26, 1990); JBI Incorporated (publicly available September 28, 1989); Country First Bank (publicly available March 31, 1989); Vulture Petroleum Corporation (publicly available February 2, 1987); and Verticom Inc. (publicly available February 12, 1986).  See also Vintage Group, Inc. (available May 11, 1988); The Immune Response Corp. (available November 2, 1987); BBI Associates (publicly available December 29, 1986); Quad City Holdings, Inc. (publicly available April 9, 1993).

(2)           See the March 1999 Supplement to the SEC Telephone Interpretations Manual, 3S. Sections 5 and 4(2); Rule 416; Form S-3; S-K Items 507 and 508.

analysis applies to the convertible security, not to the underlying common stock.  There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.  For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

The Company believes that the private placements of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes were both completed on January 19, 2007, the date upon which the Company and each of the investors executed the Series A Note Purchase Agreement and the Series B Note Purchase Agreement.  The private placements of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes were both bona fide private placement transactions.  Offers and sales were made solely to accredited individual investors.  Investors were provided with or given access to the current and periodic reports that the Company files with the SEC.  Each such investor represented in writing to the Company in the Series A Note Purchase Agreement and/or the Series B Note Purchase Agreement, as applicable, that they were accredited investors as that term is defined in the Securities Act.  In addition, each such investor completed a U.S. Accredited Investor Certificate with additional representations and warranties relating to such investor’s status as an accredited investor. The investment decisions made by each of the purchasers of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes was completed upon execution by such purchasers of the Series A Note Purchase Agreement and/or the Series B Note Purchase Agreement on January 19, 2007.  On January 19, 2007, after the execution of these purchase agreements, each of these purchasers was irrevocably bound to purchase the Series A Subordinated Convertible Notes and/or the Series B Subordinated Convertible Notes, as applicable, and there were no remaining conditions or circumstances within such purchasers’ control that would have permitted such purchasers to avoid their obligations within the applicable purchase agreements.  The purchasers of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes were at market risk, and there were no conditions precedent within the control of the these purchasers.  Due to certain rules of the American Stock Exchange, the Company was required pursuant to the Series B Note Purchase Agreement to obtain shareholder approval prior to the issuance of the Series B Subordinated Convertible Notes.  As a result, obtaining shareholder approval was a condition precedent to the issuance of the Series B Subordinated Convertible Notes.  The purchasers had no control over the satisfaction of this condition because they could not vote at this special meeting of shareholders.  The Company did not offer for sale, nor would the Company allow additional investors to purchase, the Series A Subordinated Convertible Notes and/or the Series B Subordinated Convertible Notes after January 19, 2007.

On January 19, 2007, as required by the Series A Note Purchase Agreement and the Series B Note Purchase Agreement, the Company entered into a registration rights agreement with the purchasers of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes requiring the Company to file with the SEC a Registration Statement registering for resale in a continuous offering pursuant to Rule

415, the Company’s common shares to be issued upon conversion of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes (the “registrable securities”), within a certain time frame after the issuance of the Series A Subordinated Convertible Notes or the Series B Subordinated Convertible Notes, as applicable.

On March 1, 2007, the Company filed a Registration Statement on Form S-1 that covered the common shares of the Company to be issued upon conversion of the Series A Subordinated Convertible Notes that were issued to the selling shareholders on January 30, 2007.  The Company did not include the common shares to be issued upon conversion of the Series B Subordinated Convertible Notes on this March 1, 2007 Registration Statement because the Company had not yet received shareholder approval for the issuance of the Series B Subordinated Convertible Notes.  A special meeting of shareholders was scheduled for March 29, 2007 to approve the issuance.  Although the Series B Subordinated Convertible Notes had not been issued on March 1, 2007, and were subject to conditions precedent to their issuance, none of these conditions were within the control of the purchasers of the Series B Subordinated Convertible Notes and the private placement of these notes was completed on January 19, 2007.

The shareholders approved the private placement of the Series B Subordinated Convertible Notes at the shareholder meeting held on March 29, 2007 and the Series B Subordinated Convertible Notes were issued the following day, March 30, 2007.  The Company filed an amendment to the Registration Statement of Form S-1 on April 10, 2007, after the issuance of the Series B Subordinated Convertible Notes, but did not include the common shares to be issued upon conversion of the Series B Subordinated Convertible Notes.  The Company did not want to delay the effectiveness of the Registration Statement for the purchasers of the Series A Subordinated Convertible Notes and planned to file another Registration Statement on Form S-1 once the S-1 relating to the common shares underlying the Series A Subordinated Convertible Notes was declared effective.  However, as a result of the comment letter from the SEC relating to the April 10, 2007 amendment, which requested disclosure relating to the private placement of the Series B Subordinated Convertible Notes, the Company decided that it would be easier for shareholders to understand the disclosure and most efficient for the Company to register the common shares to be issued upon conversion of both the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes in the same Registration Statement.  The Company filed an amendment to the S-1 on April 30, 2007 adding the common shares to be issued upon conversion of the Series B Subordinated Convertible Notes.

The Company believes that under the circumstances involved here, the issuance of the Series B Subordinated Convertible Notes on March 30, 2007 and the amendment to the Registration Statement on Form S-1 adding the common shares to be issued upon conversion of the Series B Subordinated Convertible Notes on April 30, 2007, should not affect the conclusion that the private placements of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes were both completed on January 19, 2007 as described above, prior to the date the Company initially filed the Registration Statement with the SEC.

2.                                       Comment:  We note that you intend to register the sale of 42,901,709 of shares.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•                  The number of selling shareholders and the percentage of overall offering made by each shareholder;

•                  The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•                  The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•                  Any relationships among the selling shareholders;

•                  The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•                  The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•                  Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:  As our counsel, Chalyse Robinson and Richard Mattera, noted during a phone call with the Staff on May 7, 2007, the Company planned to approached each of the selling shareholders that were affiliates of the Company to request that their shares not be included in the S-1.  We define “affiliates” as officers and directors and 10% or greater shareholders.  The Company has now completed its discussions with each of the selling shareholders that are affiliates of the Company, and each of these selling shareholders has agreed not to be included as a selling shareholder in the S-1.  The exclusion of the common shares underlying the convertible notes held by each of these affiliated selling shareholders will reduce the number of common shares being offered pursuant to the S-1 from 42,901,709 shares to 28,418,802 shares.  The Company intends to file a resale registration statement in the future that will include the common shares underlying the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes held by these affiliates.  The Company will note this intention in its amendment to the S-1.

Once the Registration Statement on Form S-1 has been amended to exclude all of the Company’s affiliates from the selling shareholders section, there will be 13 selling shareholders remaining.  The percentage of the overall offering made by each selling shareholder is set forth in the table below.

Purchaser Name	Percentage of Offering
Crestview Capital Master, LLC	6.02%
GLG North American Opportunity Fund	30.08%
Capital Ventures International	3.01%
Iroquois Master Fund Ltd.	3.01%
Kellogg Capital Group LLC	6.02%
William Herbert Hunt Trust Estate	15.04%
Sandelman Partners Multi-Strategy Master Fund, Ltd.	9.02%
Summit Capital Partners, LP	3.01%
Wolverine Convertible Arbitrage Fund Trading Ltd.	6.09%
GPC LX, LLC	0.67%
UBS AG Canada Branch	15.04%
Small Ventures USA, LP	1.50%
Guy O. Dove, III	1.50%

Each of these selling shareholders purchased the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes in private placements and executed the transaction documents on January 19, 2007.  None of these selling shareholders are affiliates of the Company.  We are not aware of any relationships among the selling shareholders.  The dollar value of the 28,418,802 common shares to be issued upon the conversion of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes, based on the last sale price on the American Stock Exchange on May 25, 2007 ($1.01) is $28,702,990.  The Company received $33,250,000 from the selling shareholders for the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes.  The selling shareholders will not receive a discount on the common shares underlying the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes.  The conversion price is $1.17 and the last sale price on the American Stock Exchange on May 25, 2007 was $1.01.  To the Company’s knowledge, none of the selling shareholders are in the business of buying and selling securities, other than for their own investment purposes.

The Company believes that the resale of these 28,418,802 common shares to be issued upon the conversion of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes purchased by the selling shareholders in private placement transactions is appropriately a secondary offering and not a primary offering on behalf of the Company.  In this regard, we note, initially, that Rule 415 does not contain any number or percentage test over which it would not be available.  In addition, we note that the presumptive underwriter doctrine is no longer applied with respect to offerings and that whether a purchaser should be deemed an underwriter in making resales is a facts and circumstances test and not a percentage test.  See SEC Release No. 33-6383; SEC Telephone Interpretations, Rule 415, Number 5 (July 1997); American Council of Life Insurance (SEC No-Action Letter) (May 10, 1983) (the applicability of Section 2(11) of the Securities Act of 1933, as amended, requires an examination of all the facts and circumstances surrounding a particular transaction).  We also note that the Company does not purport to offer securities itself and the selling shareholders do not include any parent or subsidiary of the Company.  In addition, the Company plans to amend the Registration Statement so that the selling shareholders will not include any affiliates of the Company.

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant.  The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; and (ii) none of the security holders is acting on behalf of the Company.

Each of the selling shareholders is acting on its own behalf and not on behalf of the Company.  Each of the selling shareholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred.  The selling shareholders purchased the shares for investment purposes and not with a view to distribution.  Each of the selling shareholders represented and warranted in the Series A Note Purchase Agreement and/or the Series B Note Purchase Agreement that (i) such selling shareholder was not purchasing the Series A Subordinated Convertible Notes and/or the Series B Subordinated Convertible Notes with a view to the resale or distribution of any part thereof in violation of the Securities Act, (ii) such selling shareholder had no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act, and (iii) such selling shareholder was not a registered broker dealer or an entity engaged in the business of being a broker dealer.  There are no indicia that any of the selling shareholders is engaged in a “distribution.” A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods.  To the knowledge of the Company, none of the selling shareholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

Because none of the selling shareholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(I)(i).

The SEC’s Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415.(3)  The Company has analyzed these factors, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

A.            HOW LONG THE SELLING SHAREHOLDERS HAVE HELD THE SECURITIES.

The selling shareholders have held the Series A Subordinated Convertible Notes for approximately four months and have held the Series B Subordinated Convertible Notes for approximately two months.  In each case, the selling shareholder has been subject to the full economic and market risks of ownership, with no assurance of the shareholder’s ability to sell the Series A Subordinated Convertible Notes or the Series B Subordinated Convertible Notes or the common shares to be issued upon the conversion of the Series A Subordinated Convertible Notes or the Series B Subordinated Convertible Notes, either in a liquid market - or at all.  This situation is contrary to that of a shareholder that undertakes the purchase of  common shares “with a view to distribution” or otherwise on behalf of the Company.

B.                                     THE CIRCUMSTANCES UNDER WHICH THE SELLING SHAREHOLDERS ACQUIRED THE SHARES.

All the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes were sold to the selling shareholders pursuant to the terms of the January 19, 2007 private placements.  The transaction documents that were executed in connection with the private placement transactions of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes (all of which were filed as exhibits to the Company’s periodic reports filed under the Securities Exchange Act of 1934, as amended) included, among others, the Series A Note Purchase Agreement, the Series B Note Purchase Agreement, a registration rights agreement and forms of the Series A Subordinated Convertible Note and the Series B Subordinated Convertible Note.  Selling shareholders were also required to complete a selling securityholder questionnaire making various representations, warranties and certifications to the Company with respect to, among other things, the intended plan of distribution.

Despite the large number of common shares that may be issued to a selling shareholder, there are a number of provisions in the transaction documents that limit the number of common shares that may be sold by a selling shareholder at any given time.  The Series A Note Purchase Agreement and the Series B Note Purchase Agreement restricts the right of the selling shareholders from converting either the Series A Subordinated Convertible Notes or the Series B Subordinated Convertible Notes issued in the private placement transactions to the extent that such conversion would result in beneficial ownership of the selling shareholder and its affiliates of more than 9.99% of the then outstanding number of shares of the Company’s common shares on such date,

(3) See the SEC Telephone Interpretations Manual, Section D, Rule 415, Number 29.

which may be increased up to 19.99% in certain circumstances.  In addition, under the registration rights agreement, the Company has an ongoing obligation to maintain an effective Registration Statement for the common shares issuable upon the conversion of the Series A Subordinated Convertible Notes or the Series B Subordinated Convertible Notes, which is perpetual.

Furthermore, the plan of distribution for the common shares issuable upon the conversion of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes is restricted and the Company obtained a number of representations from each selling shareholder in the transaction documents and in an selling securityholder questionnaire completed by each selling shareholder.  Each of the selling shareholders has represented to the Company, among other things, that (a) they have acquired the securities to be registered for resale under the Registration Statement in the ordinary course of business and (b) at the time of purchase of the securities registered for resale under the Registration Statement, such selling shareholder did not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities that were being registered.  Each of the selling shareholders has further represented to the Company that they have reviewed the “PLAN OF DISTRIBUTION” section in the prospectus and that the same is true, complete and accurate in every respect with respect to its plan of distribution with respect to the securities of such selling shareholder registered for resale under the Registration Statement.  The “PLAN OF DISTRIBUTION” in the prospectus includes, among other things, a description of the selling efforts that may be utilized by selling shareholders and a statement regarding the use of underwriters, brokers, dealers or agents in connection with the distribution.

Furthermore, in Item 17 of the Registration Statement, the Company undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement on Form S-1 to, among other things, include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Finally, the “PLAN OF DISTRIBUTION” provides, and the selling shareholders have  separately acknowledged to the Company in the selling securityholder questionnaires, that they are subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, including, without limitation, the anti-manipulation provisions of Regulation M.

From the date of purchase, each of the selling shareholders has borne, and continues to bear, the full economic and market risk of ownership.  In addition, since the date of purchase, selling shareholders have had no mechanism to redeem, put or otherwise require the Company to repurchase the securities.  All of these securities were issued to “accredited investors,” and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

C.            THE SELLING SHAREHOLDERS’ RELATIONSHIP TO THE ISSUER.

Upon amendment of the Registration Statement as discussed above, none of the selling shareholders had any prior relationship with the Company.  Further, no sales by the selling shareholders would be in an underwriting capacity or as a conduit on behalf of the Company.

D.            THE AMOUNT OF SHARES INVOLVED.

The Company currently has 80,939,820 common shares outstanding and is requesting registration of 28,418,802 (upon amendment of the S-1) common shares (35% of the outstanding).  Of the total outstanding common shares, 15,363,776 shares are held by affiliates and 65,576,044 shares are in the public float.  Therefore, we are asking to register 43% of our public float.

We acknowledge that our registration of 28,418,802 common shares exceeds 33% of the current public float.  However, we do not concede that we are registering an excessive number of shares.  We believe we can rebut the presumption of 33% as a reasonable amount of shares for a secondary offering.  First, we will not be offering any common shares held by an affiliate. Second, there is no selling shareholder in a position to control us either because of the number of common shares owned or by contract.  We have no selling shareholders with share holdings exceeding 10% of the Company.  With these factors, we again request registration of 28,418,802 shares.

E.                                      WHETHER THE SELLING SHAREHOLDERS ARE IN THE BUSINESS OF UNDERWRITING SECURITIES.

Among the selling shareholders, none is involved in the business of underwriting securities, except UBS AG Canada Branch.  While UBS AG Canada Branch and/or its affiliates routinely act as an underwriter in the investment banking industry, UBS AG Canada Branch has not purchased the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes in its underwriting capacity, it has purchased the notes as nominee for a third-party investor.  In addition, each selling shareholder, including UBS AG Canada Branch, represented and warranted to the Company that such selling shareholder was not purchasing the Series A Subordinated Convertible Notes and/or the Series B Subordinated Convertible Notes with a view to the resale or distribution of any part thereof in violation of the Securities Act, and that such selling shareholder had no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act.  In addition, each selling shareholder represented and warranted that such selling shareholder was not a registered broker dealer or an entity engaged in the business of being a broker dealer.

F.                                      WHETHER, UNDER ALL THE CIRCUMSTANCES, IT APPEARS THAT THE SELLING SHAREHOLDERS ARE ACTING AS A CONDUIT FOR THE ISSUER.

None of the selling shareholders is acting as a conduit for the issuer.  None of the selling shareholders have a relationship with the Company.  Each selling shareholder is an investor and made an independent investment decision to acquire the Series A Subordinated Convertible Notes and/or the Series B Subordinated Convertible Notes.  None of the selling shareholders are in the underwriting business.  The private placements of the Series A Subordinated Convertible Notes and the Series B Subordinated Convertible Notes were negotiated at arm’s length terms with immediate and continuing economic and market risk.

In its evaluation of this comment, the Company also considered the issues raised by the Staff in SEC Release No. 33-4936 (December 9, 1968), specifically the stop order opinion issued by the Staff in connection with the Hazel Bishop Co., Inc. registration statement (File No. 2-16761) as described in paragraph 53 of the Release.

Based on all of the facts, circumstances and other matters relating to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

*        *        *

Please direct any questions or comments regarding the foregoing to my counsel, Richard Mattera at (303) 454-2471 or Chalyse Robinson at (303) 454-2582.

Sincerely,

/s/ Paul Wiesner
Paul Wiesner
Chief Financial Officer and Secretary
Storm Cat Energy Corporation

cc:	Jason Wynn, Esq.
Richard Mattera, Esq.
Chalyse Robinson, Esq.